EXHIBIT 2.3

AGREEMENT OF MERGER AND

PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT OF MERGER AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) entered into as of the 19th day of September, 2008, by and between Options Media Acquisition LLC, a Florida limited liability company (“OMA”), and 1 Touch Marketing, LLC, a Florida limited liability company ( “1 Touch”).

WHEREAS, the members of OMA and 1 Touch have unanimously approved the merger of OMA into 1 Touch pursuant to Section 608.438 of the Florida Limited Liability Company Act upon the terms and conditions hereinafter set forth and have approved this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements herein made, and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged by the parties hereto, the parties agree as follows:

1.

Merger.  OMA shall be, at the Effective Date (as hereinafter defined), merged (hereinafter called “Merger”) into a single limited liability company existing under the laws of the State of Florida, to wit, 1 Touch, which shall be the surviving company (the “Surviving Company”), and the parties hereto adopt and agree to the following agreements, terms, and conditions relating to the Merger and the mode of carrying the same into effect.

2.

Filings; Effects of Merger.

2.1

Approval by Members of OMA.  This Agreement has been approved by the members of OMA in the manner provided by the applicable laws of the State of Florida.

2.2

Approval by Members of 1 Touch.  This Agreement has been approved by the members of 1 Touch in the manner provided by the applicable laws of the State of Florida.

2.3

Filing of Articles of Merger; Effective Date.  If this Agreement has not been, terminated or abandoned as permitted by the provisions hereof, then the Certificate of Merger shall be filed and recorded with the State of Florida.  The Merger shall become effective on the date the Certificate of Merger is filed with the Florida Department of State, which date is herein referred to as the “Effective Date.”

2.4

Certain Effects of Merger.  On the Effective Date, the separate existence of OMA shall cease, and OMA shall be merged into 1 Touch which, as the Surviving Company, shall possess all the rights, privileges, powers, and franchises, of a public as well as of a private nature, and be subject to all the restrictions, disabilities, duties and liabilities of OMA; and all and singular, the rights, privileges, powers, and franchises of OMA, and all property, real, personal, and mixed, and all debts due to OMA on whatever account, as well as stock subscriptions, liens  and all other things in action or belonging to OMA, shall be vested in the Surviving Company; and all property, rights, privileges, powers, and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Company as they were of OMA, and the title to any real estate vested by deed or otherwise, under the laws of Florida or any other jurisdiction, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of OMA shall be preserved, unimpaired, and all debts, liabilities, and duties of OMA shall thenceforth attach to the Surviving Company and may be enforced against it to the same extent as if said debts, liabilities, and duties had been incurred or contracted by it.  At any time, or from time to time, after the Effective Date, the last acting managers of OMA or the corresponding managers of the Surviving Company, may, in the name of OMA execute and deliver all such proper deeds, assignments, and other instruments and take or cause to be taken all such further or other action as the Surviving Company may deem necessary or desirable in order to vest, perfect, or confirm in the Surviving Company title to and possession of all OMA’s property, rights, privileges, powers, franchises, immunities, and interests and otherwise to carry out the purposes of this Agreement.

3.

Name of Surviving Company; Certificate of Incorporation; Bylaws; Directors; Officers.

3.1

Name of Surviving Company.  The name of the Surviving Company from and after the Effective Date shall be 1 Touch Marketing, LLC.

3.2

Articles of Organization.  The Articles of Organization of OMA as in effect on the date hereof shall from and after the Effective Date be, and continue to be, the Articles of Organization of the Surviving Company until changed or amended as provided by law (except that the name of the Surviving Company will remain unchanged).

3.3

Operating Agreement.  The Operating Agreement of OMA, as in effect immediately before the Effective Date, shall from and after the Effective Date be, and continue to be, the Operating Agreement of the Surviving Company until amended as provided therein (except that the name of the Surviving Company will remain unchanged).

3.4

Managers.  The managers of the Surviving Company following the Effective Date shall be Scott Frohman and Daniel Lansman.

4.

Status and Conversion of Securities.  The manner and basis of converting the OMA Membership Interest and the 1 Touch Membership Interests, and the nature and amount of the membership interests of the Surviving Company which the holders of shares of OMA are to receive in exchange for the OMA Membership Interest are as follows:

4.1

1 Touch Membership Interests.  At and as of the Effective Date, the 1 Touch Membership Interests shall be cancelled.

4.2

OMA Membership Interests.  At and as of the Effective Date, the OMA Membership Interest shall be converted into the membership interests of the Surviving Company.

5.

Abandonment of Merger.  At any time before the Effective Date of the Merger (whether it is before or after filing the Certificate of Merger), this Agreement may be terminated and the Merger abandoned by the members of OMA or 1 Touch.

6.

Execution of Agreement.  For the convenience of the parties hereto and to facilitate the filing of this Agreement, any number of counterparts hereof may be executed; and each such counterpart shall be deemed to be an original instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

OPTIONS MEDIA ACQUISITION LLC

By:	/s/ Scott Frohman
Scott Frohman, Manager

1 TOUCH MARKETING, LLC

By:	/s/ Daniel Lansman
Daniel Lansman, Manager